UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

03 May 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc
LEI: 213800ZVIELEA55JMJ32

This announcement contains inside information

Nik Jhangiani to join Diageo as Chief Financial Officer

3 May 2024, London, UK: Diageo plc ('Diageo') today announces that Nik Jhangiani will join the company as Chief Financial Officer, taking up the position and joining Diageo's Board and Executive Committee in Autumn 2024.

Lavanya Chandrashekar will step down from the Executive Committee and Board at the same time after three years as Chief Financial Officer and six years with the company, and will return to the US.

Nik Jhangiani is currently Chief Financial Officer at Coca-Cola Europacific Partners (CCEP), the world's largest Coca-Cola bottler with revenues of over €18 billion in 2023, a role he has held since 2016. CCEP is listed on the London Stock Exchange, NASDAQ, Euronext Amsterdam, and the Spanish Stock Exchanges.

Nik has more than 30 years of finance experience gained in roles in the UK, Europe, India, Africa and the US, including 20 years as Chief Financial Officer; and has spent most of his career in consumer and beverage industries including 20 years within the Coca-Cola system.

Prior to his current role, Nik was Chief Financial Officer and SVP at Coca-Cola Enterprises (CCE) from 2013 to 2016, having joined CCE in 2012.  From 2009 to 2012 Nik was Group Chief Financial Officer at Bharti Enterprises, one of India's leading business groups with operations in 21 countries and interests in telecoms, food, retail and real estate.

Lavanya Chandrashekar joined Diageo in 2018 as Chief Financial Officer North America and was appointed Chief Financial Officer of Diageo plc in July 2021.  Lavanya has been key to the delivery of a 10.5% net sales value CAGR and has been instrumental in accelerating Diageo's productivity agenda.  Under Lavanya's leadership, the business is on track to exceed its $1.5 billion three-year productivity savings target by the end of fiscal 24, and has increased long term investment in capital expenditure and maturing stock by 40%+, while creating value for shareholders by growing dividends and continuing its return of capital programme.  Lavanya has also put in place Diageo's £500 million supply agility programme which will help deliver the company's $2.0 billion productivity target from fiscal 25 to fiscal 27.

Debra Crew, Chief Executive, Diageo said:

"I am delighted that Nik will be joining us.  He is a highly experienced CFO with a proven global track-record of generating growth across multiple consumer businesses and industries.  Nik's experience and international mindset will make him a strong addition to our leadership team.

"I am grateful to Lavanya for her leadership over the last six years and her contribution as Diageo successfully expanded our business through a global pandemic and delivered major productivity savings.  I want to thank Lavanya for being a trusted colleague and partner to me, both when we worked together in North America, and more recently as I took on the role of Chief Executive Officer.  On behalf of all Diageo colleagues, I wish her much future success as she returns to the US.

"With a strong focus on execution, we will continue to invest behind our world-leading brands to create value for shareholders and maintain our position as an industry leader in total beverage alcohol, which we strongly believe is an attractive sector with a long runway for growth."

Javier Ferrán, Chair, Diageo said:

"I look forward to welcoming Nik to Diageo, and to the Board.  I am confident that his record of success as a CFO in multiple relevant markets and sectors will further strengthen our long-term track record of delivering long-term sustainable returns for our shareholders.  The Board also wishes to thank Lavanya warmly for her strong contributions to Diageo over the past six years.  She has been instrumental in framing our long-term ambitions and driving a culture of operational excellence throughout her tenure, and we wish her well for the future."

Nik Jhangiani said:

"I am delighted to be joining Diageo.  It is an organisation I have long admired and one of the world's most respected and trusted consumer businesses.  I look forward to working with my new colleagues to drive value for Diageo's shareholders, and to support the company's strong track record of building and sustaining exceptional brands."

Lavanya Chandrashekar said:

"I am proud to have overseen a strong period of growth for Diageo, and to have embedded a culture of productivity and efficiency which will set the business up for long-term success.  I am very grateful to my exceptionally talented Finance, Data and Technology, and Shared Service Operations teams, and I wish Debra and all my Diageo colleagues the best for the future."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

Tom Shropshire, General Counsel and Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

ENDS

Contacts

Investor relations: Durga Doraisamy Andy Ryan	+44 (0) 7902 126 906 +44 (0) 7803 854 842 investor.relations@diageo.com
Media relations: Brendan O'Grady Rebecca Perry Clare Cavana	+44 (0) 7812 183 750 +44 (0) 7590 809 101 +44 (0) 7751 742 072 press@diageo.com

Notes to editors

Nik Jhangiani biography

Nik (Manik) Jhangiani is currently Chief Financial Officer of Coca-Cola Europacific Partners plc (CCEP), the world's largest Coca-Cola bottler, which is headquartered in the UK and operates across 31 markets with 81 production sites and 42,000 employees, serving around 2 million customers and 600 million consumers.

Nik was appointed Chief Financial Officer of Coca-Cola European Partners in May 2016. His responsibilities have included managing all aspects of the finance function, external financial reporting, mergers and acquisitions, investor relations, business unit finance, internal audit, finance transformation and tax & treasury.  During his tenure Nik has demonstrated significant capital markets, M&A, and investor relations responsibilities, steering the organisation through complex transactions, delivering business synergies and creating value for shareholders.

From 2009 to 2012 Nik was Group Chief Financial Officer and a member of the management board at Bharti Enterprises, one of India's leading business groups with operations in 21 countries and interests in telecoms, food, retail and real estate, where he led the acquisition of the African assets of the Zain Group for an enterprise valuation of $10.7 billion, and conducted a strategic review across the Bharti business resulting in several key decisions including exiting from a financial services joint venture with AXA. He was also involved in the preparations for one of India's largest IPOs in the telecoms tower space.

Nik is a Certified Public Accountant in the state of New York and holds a degree in economics and accounting from Rutgers University.  He began his career with Deloitte, then working at Bristol Myers Squibb in International Audit, and the Colgate Palmolive Company in roles including Group Financial Director for Nigeria, before joining the Coca-Cola Company in Atlanta in 1998.  In 2000, he joined the newly-formed Coca-Cola Hellenic Bottling Company, becoming Chief Financial Officer in 2004 where he held a number of senior responsibilities before joining Bharti Enterprises.  Nik will continue to be based in the UK when he joins Diageo.

Lavanya Chandrashekar biography

Lavanya was appointed Chief Financial Officer of Diageo plc and a member of the Board of Directors of Diageo in July 2021. In addition to her core finance responsibilities, Lavanya also leads Diageo's Data and Technology, Shared Service Operations, and until recently Strategy functions.  As CFO Lavanya has driven several large transformation projects including the change of functional currency from GBP to USD, instituting a new Global Process Ownership model, and the implementation of SAP 4 HANA.

Lavanya joined Diageo in 2018 as Chief Financial Officer, North America, Diageo's largest business unit accounting for ~40% of revenues and more than half of group profits. In that role, Lavanya was instrumental in returning the North America business to sustainable market share growth, integrating the Casamigos acquisition, and leading the divestiture of 18 small brands. Lavanya later took on additional responsibilities as Global Head of Investor Relations, formulating the Group's new investor communications strategy in the midst of the Covid crisis.

Prior to joining Diageo in 2018, Lavanya Chandrashekar spent nearly five years at Mondelēz International. As VP Finance, Global Cost Leadership and Supply Chain, Lavanya led a global productivity programme that delivered strong operating margin improvement during a period of shareholder activism. Prior to this, Lavanya was Regional CFO of the Eastern Europe, Middle East and Africa business based in Dubai during a period of extreme macro and geopolitical volatility, driving consistent revenue and profit growth while transitioning from a traditional finance organization to a shared service outsourcing model.

Prior to Mondelēz International, Lavanya spent 18 years at Procter & Gamble in senior finance positions in India, Asia, Europe and North America.

Supplementary information

Nik Jhangiani

Nik Jhangiani's remuneration package will include an annual salary of £900,000 and a pension contribution (or allowance in lieu) of 14% of base salary, in line with the maximum pension contribution level for new employees to the UK workforce.  Nik will also have an annual incentive plan opportunity, bonus deferral, long term incentive plan opportunity and shareholding requirement as an Executive Director in accordance with Diageo's Directors' Remuneration Policy, as approved by shareholders.

Nik will receive replacement awards in respect of the incentives which are forfeited as a result of him leaving his current employer to join Diageo in accordance with Diageo's Directors' Remuneration Policy.

Details of Nik's future remuneration will be included in the Directors' Remuneration Report for the year ending 30 June 2024.

Lavanya Chandrashekar

The remuneration arrangements for Lavanya have been determined by the Remuneration Committee in line with the Directors' Remuneration Policy and her service contract. Full details will be included in the Directors' Remuneration Report for the year ending 30 June 2024.

In summary, Lavanya will be eligible to receive a bonus under Diageo's Annual Incentive Plan (AIP) for the financial years ending 30 June 2024 and 30 June 2025, payable at the normal times and subject, as appropriate, to time pro-rating and financial and individual performance, with one-third of any bonus payable delivered in deferred bonus shares. All Long-Term Incentive Plan (LTIP) awards which are unvested at the point Lavanya's employment ceases will be pro-rated to the date of cessation of employment and will remain subject to performance conditions measured over the original performance period and a two-year post-vesting holding period. The Company's Malus and Clawback Policy will continue to apply. Lavanya will be subject to post-employment shareholding requirements as set out in the Directors' Remuneration Policy. The policy requires her to continue to hold shares to the value of the lesser of 400% of her salary on cessation of employment or her actual holding.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 May 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary